                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           XECHEM INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   983895-10-3
                                 (CUSIP Number)
                              Michael G. Jesselson
                           1301 Avenue of the Americas
                            New York, New York 10019
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

      NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                    Schedule 13D

CUSIP NO. 983895-10-3                 13D                    PAGE 2 OF 8 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael G. Jesselson Trust

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [x]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
                              WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York

                  7.    SOLE VOTING POWER
                              5,000,000

                  8.    SHARED VOTING POWER
                              -0-

                  9.    SOLE DISPOSITIVE POWER
                              5,000,000

                  10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              5,000,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.8%

14.   TYPE OF REPORTING PERSON*
                              OO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP NO. 983895-10-3                 13D                    Page 3 of 8 Pages
          -----------


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Benjamin J. Jesselson Trust

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [x]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
                              WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York

                  7.    SOLE VOTING POWER
                              5,000,000

                  8.    SHARED VOTING POWER
                              -0-

                  9.    SOLE DISPOSITIVE POWER
                              5,000,000

                  10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.8%

14.   TYPE OF REPORTING PERSON*
                              OO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP NO. 983895-10-3                 13D                    Page 4 of 8 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael G. Jesselson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [x]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
                              PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.

                  7.    SOLE VOTING POWER
                              30,000

                  8.    SHARED VOTING POWER
                              10,000,000

                  9.    SOLE DISPOSITIVE POWER
                              30,000

                  10.   SHARED DISPOSITIVE POWER
                              10,000,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              10,030,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x] Does not include 20,000 shares of Common Stock owned by Mr.
Jesselson's spouse as to which he disclaims beneficial ownership

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              11.6%

14.   TYPE OF REPORTING PERSON*
                              OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               PAGE 5 OF 8 PAGES

Item 1.  Security and Issuer

      This statement relates to Common Stock, $.0001 par value per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 Jersey Avenue, Building B, New Brunswick, New Jersey 08901.

Item 2.  Identity and Background

      (a) This statement is filed on behalf of the Michael G. Jesselson Trust, the Benjamin J. Jesselson Trust (together, the Trusts") and Mr. Michael G. Jesselson (together with the Trusts, the "Reporting Persons"). He is a trustee of both Trusts.

      (b) The business address for all Reporting Persons is 1301 Avenue of the Americas, New York, New York 10019.

      (c) The Trusts, each organized under the laws of the State of New York, are engaged in holding investments on behalf of their beneficiaries. Mr. Jesselson is engaged in personal investments and financial advice.

      (d) N/A

      (e) N/A

Item 3.  Source and Amount of Funds or other Consideration

      Funds used by the Trusts were generated by internal working capital. Funds used by Mr. Jesselson were generated by personal funds.

Item 4.  Purpose of Transaction

      Reporting Persons have no plans referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) On March 28, 1997, each Trust consummated the purchase of 5,000,000 shares of Common Stock of the Company at $.05 per share, for a total of $250,000 for each Trust. The right to purchase the Common Stock had been assigned to the Trusts by Mr. David Blech who, on November 18, 1996 entered into a Stock Purchase Agreement with the Company that provided for the purchase of an aggregate of 110,000,000 shares. Based upon information supplied by counsel to the Company, as of March 28, 1997, the Company had outstanding 86,507,839 shares of Common Stock. As a result of this

                                                               PAGE 6 OF 8 PAGES

transaction, each Trust owns 5,000,000 shares of Common Stock or 5.8% of the total outstanding. Mr. Jesselson was already the owner of 30,000 shares of Common Stock (representing less than 1% of the total outstanding). Together, the Reporting Persons are the beneficial owners of 10,030,000 shares of Common Stock, or 11.6%.

      (b) There is no written arrangement respecting the voting or disposition of the Common Stock.

      (c) There have been no transactions in the Company's securities by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7.  Material to be Filed as Exhibits

      1. Agreement to Jointly File Schedule 13D

      2. Stock Purchase Agreement dated November 18, 1996 between the Company and David Blech*

--------------

      * Incorporated by reference to the Schedule 13D filed by David Blech on or about December 2, 1996, as subsequently amended.
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                                                               PAGE 7 OF 8 PAGES


                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 7, 1997



/s/
---------------------------------
Michael G. Jesselson


MICHAEL G. JESSELSON TRUST                BENJAMIN J. JESSELSON TRUST


By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Erica Jesselson,                          Erica Jesselson, Trustee
      Trustee                                   Trustee

By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Lucy Lang,                                Lucy Lang, Trustee
      Trustee                                   Trustee

By: /s/                                   By:   /s/
   ----------------------------               ---------------------------------
      Claire Strauss,                           Claire Strauss,
      Trustee                                   Trustee

By: /s/                                   By:   /s/
   ----------------------------               ---------------------------------
      Michael J. Jesselson,                     Michael J. Jesselson,
      Trustee                                   Trustee


By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Benjamin G. Jesselson,                    Benjamin G. Jesselson,
      Trustee                                   Trustee

                                    Agreement
                          Joint Filing of Schedule 13D


      The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Xechem International, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information respecting itself and will be responsible for its own filing fees.

Dated: April 7, 1997



/s/
----------------------------
Michael G. Jesselson



MICHAEL G. JESSELSON TRUST                BENJAMIN J. JESSELSON TRUST


By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Erica Jesselson,                          Erica Jesselson, Trustee
      Trustee                                   Trustee

By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Lucy Lang,                                Lucy Lang, Trustee
      Trustee                                   Trustee

By: /s/                                   By:   /s/
   ----------------------------               ---------------------------------
      Claire Strauss,                           Claire Strauss,
      Trustee                                   Trustee

By: /s/                                   By:   /s/
   ----------------------------               ---------------------------------
      Michael J. Jesselson,                     Michael J. Jesselson,
      Trustee                                   Trustee


By: /s/                                   By:  /s/
   ----------------------------               ---------------------------------
      Benjamin G. Jesselson,                    Benjamin G. Jesselson,
      Trustee                                   Trustee